Greg Carney Counsel greg.carney@dentons.com D +1 213 243 6105	Dentons US LLP 601 South Figueroa Street Suite 2500 Los Angeles, CA 90017-5704 United States dentons.com

June 19, 2019

Michael Killoy

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Re:	Telemynd, Inc. Amended Registration Statement on Form 10-12B Filed June 14, 2019 File No. 001-38921

Dear Mr. Killoy:

On behalf of our client, Telemynd, Inc. (the “Company” or the “Registrant”), we are filing a Registration Statement on Form 10-12G (the “Registration Statement”). The Registration Statement has been prepared in response to the comments of the staff (the “Staff”) delivered by way of its letter dated June 18, 2019 (the “Comment Letter”) and amends the previous Registration Statement on Form 10-12B originally filed by the Registrant on May 22, 2019 and amended on June 14, 2019. Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

Amended Form 10-12B filed June 14, 2019

Exhibits

1.	Please file your material contracts, such as your employment agreements with Messrs. Herguth and D’Ambrosio, as exhibits. See Item 601(b)(10) of Regulation S-K.

Response: Please be advised that Messrs. Herguth and D’Ambrosio have not yet entered into Employment Agreements with Subsidiary/Telemynd. As disclosed in the Information Statement attached as Exhibit 99.1, the summaries therein describe summaries of agreements entered into with Parent/MYnd Analytics, and it is expected that Subsidiary will enter into similar employment agreements with Messrs. Herguth and D’Ambrosio following the Spin-off. Accordingly, per our discussion with you, the agreements with Parent and Messrs. Herguth/D’Ambrosio will not be filed as Exhibits. The Subsidiary/Telemynd has entered into a Consulting Agreement with Robin L. Smith, MD which is being filed as an Exhibit to the Form 10. The Registrant has also filed certain material agreements of Parent being assigned to the Registrant concurrent with the Spin-off.

Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners ► 大成

Michael Killoy June 19, 2019 Page 2	dentons.com

Ex 99.1-Information Statement

Cover Page, page 1

2.	We note your disclosure that Subsidiary has applied for listing of its common stock on the Nasdaq Stock Market. Please clarify throughout the filing whether you currently meet the requirements for Subsidiary's shares to be listed on Nasdaq. If you do not meet Nasdaq's listing requirements, please disclose what actions, if any, you plan to take in order to meet such requirements.

Response: Per the Staff’s request, we have disclosed that Subsidiary currently does not meet the requirements for its shares to be listed on Nasdaq and have further included the actions Subsidiary intends to take in order to meet such requirements in the sections entitled “Terms of the Separation and Distribution,” “Questions and Answers about the Separation and Distribution” and “The Separation and Distribution.”

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment. You can contact the undersigned at (213) 243-6105 or Jeffrey Baumel at (973) 912-7189. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Greg Carney
Greg Carney Counsel Dentons US LLP

cc:	Patrick Herguth
Chief Executive Officer

Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners ► 大成